Exhibit 99.3

circular to shareholders of eros international plc

in relation to the

extraordinary general meeting to be held on JUNE 29, 2020

Dear Eros International Plc Shareholders:

On April 17, 2020, Eros International Plc (“Eros,” the “Company” or “we”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with STX Filmworks, Inc., a Delaware corporation (“STX”), England Holdings 2, Inc., a Delaware corporation and indirect wholly owned subsidiary of Eros (“England Holdings 2”), and England Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of England Holdings 2 (“Merger Sub”). Among other things, the Merger Agreement provides for the merger of Merger Sub with and into STX (the “Merger”), with STX surviving as the surviving corporation and a direct wholly owned subsidiary of England Holdings 2 and, thus, an indirect wholly owned subsidiary of Eros. Eros, following the Merger, is referred to herein as the “combined company.” For additional information about the terms of the Merger and the related transactions contemplated by the Merger Agreement (collectively, the “Transactions”), you may refer to the Company’s Report of Foreign Private Issuer on Form 6-K (and accompanying exhibits) filed with the U.S. Securities and Exchange Commission on April 20, 2020, which is available on the Company’s Investor Relations website free of charge at: https://erosplc.gcs-web.com/financial-information/sec-filings.

You are receiving this circular and the accompanying Notice of Extraordinary Meeting (the “Notice”) because, pursuant to the Merger Agreement and in connection with the Transactions, Eros has agreed to seek its shareholders’ approval of the proposed adoption of the Company’s Articles of Association in the form agreed by the parties to the Merger Agreement and included with the Notice and related proxy materials (the “Amended Articles of Association”). The Board of Directors of the Company has called an Extraordinary General Meeting (the “Meeting”) solely for the purpose of considering and approving the Amended Articles of Association and encourages you to vote “FOR” adoption of the Amended Articles of Association. However, shareholder approval of the Amended Articles of Association is not a condition to the consummation of the Merger or the other Transactions, which we expect will proceed whether or not the Amended Articles of Association are adopted at the Meeting. Eros shareholders are not being asked to consider or vote upon the Merger itself or any other matters at the Meeting.

Adoption of the Amended Articles of Association at the Meeting requires the affirmative vote of not less than 75% of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting. Pursuant to a voting and support agreement executed in connection with the Merger Agreement, the Company’s executive chairman and chief executive officer, Kishore Lulla, and certain of his family members and affiliates (collectively, the “Eros Founder Group”), who together hold approximately 59% of the total voting power of the Company’s issued A ordinary shares and B ordinary shares as of June 1, 2020, the record date for the determination of shareholders to receive the Notice, have committed to vote in favor of adoption of the Amended Articles of Association. In addition, although not required by the Company’s currently operative Memorandum and Articles of Association or applicable law, the members of the Eros Founder Group have demonstrated their support for the Transactions by voting in a written resolution dated April 17, 2020 to approve the Merger and the other Transactions, including the issuance of A ordinary shares in connection therewith.

In material substance, the Amended Articles of Association reflect the following changes to the rights of the Eros Founder Group and the non-Eros Founder Group minority shareholders, all of which changes are illustrated in the mark-up comparison included with the Notice:

•	Until the earlier of the third anniversary of the effective time of the Merger (the “Effective Time”) or the date that the Eros Founder Group ceases to beneficially own at least 50% of the number of ordinary shares of the combined company beneficially owned by the Eros Founder Group as of the Effective Time (excluding for this purpose shares issued in respect of new equity awards granted at or immediately after the Effective Time), the following actions by the combined company or any of its subsidiaries will require the approval of a majority of the board of directors of the combined company (the “Board”), including at least one director nominated by the Eros Founder Group that is not an independent director: (1) entering into a change of control transaction; (2) initiating a voluntary liquidation, dissolution, bankruptcy or other insolvency proceeding; (3) making a material change in the nature of the business conducted by the combined company and its subsidiaries; (4) hiring or terminating the chief executive officer, chief financial officer or president (including any co-president) of the combined company; or (5) adopting the annual business plan (including operating budget) of the combined company and its subsidiaries.
•	Until the third anniversary of the Effective Time, the Eros Founder Group will not, without the prior approval of an independent committee of the Board, acquire beneficial ownership of ordinary shares of the combined company, or convert A ordinary shares of the combined company owned by the Eros Founder Group from time to time into B ordinary shares of the combined company, to the extent doing so would result in the Eros Founder Group beneficially owning more than 50% of the total voting power of the ordinary shares of the combined company in issue. Following the third anniversary of the Effective Time, the Eros Founder Group may once again acquire ordinary shares of the combined company, and/or convert between combined company A ordinary shares and B ordinary shares, without limitation.
•	From the Effective Time until the third anniversary of the Effective Time, the prior approval of holders of a majority of the A ordinary shares of the combined company in issue will be required before the combined company or any of its subsidiaries takes (or agrees or commits to take) any of the following actions: (1) amending, supplementing or otherwise modifying the combined company’s Memorandum or Articles of Association in a manner that would affect the relative rights of the holders of combined company B ordinary shares vis-à-vis the holders of combined company A ordinary shares; (2) effecting any transaction or series of transactions providing for consideration to the holders of combined company B ordinary shares that is in a different amount or form per share than the consideration provided to the holders of combined company A ordinary shares in such transaction; (3) any action that would have the effect of increasing the relative voting power of the then issued combined company B ordinary shares vis-à-vis the then issued combined company A ordinary shares; (4) issuing additional combined company B ordinary shares (other than upon conversion of combined company A ordinary shares held by the Eros Founder Group subject to the limitations in the immediately preceding bullet); or (5) entering into non arms’ length related party transactions between the combined company and the Eros Founder Group.
•	From the Effective Time until the third anniversary of the Effective Time, the prior approval of an independent committee of the Board will also be required before the combined company or any of its subsidiaries takes (or agrees or commits to take) any of the actions described in items (1), (2) and (5) of the immediately preceding bullet.
•	Until the earlier of the third anniversary of the Effective Time or the date that affiliates of Hony Capital cease to beneficially own at least 50% of the number of A ordinary shares of the combined company beneficially owned by affiliates of Hony Capital as of the Effective Time, the hiring or termination of the chief executive officer, chief financial officer or president (including any co-president) of the combined company will require the approval of a majority of the Board, including at least one director nominated by affiliates of Hony Capital.

In addition to the above changes, the Amended Articles of Association expand the definition of “Permitted Holders” therein to include any descendants of the late Mr. Arjan Lulla, who founded Eros and was the father of Kishore Lulla, Eros’ current Executive Chairman and Chief Executive Officer. “Permitted Holders” defines the specific categories of shareholders who are permitted to hold B ordinary shares of the combined company, which will continue after the Effective Time to carry 10:1 voting rights as compared to the A ordinary shares of the combined company. The change to this definition will bring Mr. Sunil Lulla, the brother of Kishore Lulla and the current Chairman and Managing Director of Eros India and a member of the board of directors of Eros, and his descendants, within the scope of “Permitted Holders.”

The foregoing summary of material changes contained in the Amended Articles of Association is qualified in its entirety by reference to the mark-up comparison of the Amended Articles of Association as against the currently operative Articles of Association. Such mark-up comparison accompanies the Notice materials and we encourage you to read the text of such comparison carefully and in its entirety.

As described in the Notice, due to ongoing public health impacts of the Covid-19 pandemic and related governmental restrictions on in-person gatherings and movement of persons, the Meeting will be held over the web in virtual meeting format only and will not be open to attendance in-person by shareholders. The Notice includes instructions for accessing the virtual meeting. Whether or not you plan to login to the virtual meeting, we urge you to submit your proxy card (which you received together with the Notice) by following the instructions in the Notice as soon as possible to make sure that your shares are represented at the Meeting. The Board of Directors of the Company encourages you to vote “FOR” the adoption of the Amended Articles of Association.

As always, we deeply appreciate your support and look forward to embarking on this next, defining chapter in our development as a company.

Kishore Lulla

Executive Chairman and Group Chief Executive Officer
Eros International Plc

This circular is dated June 1, 2020 and should be read in conjunction with the accompanying Notice of Extraordinary General Meeting dated June 1, 2020.

3